Diant Pharma Inc.

ANNUAL REPORT

130 Utopia Road, Unit 12
Manchester, CT 06042
7744622227
www.diantpharma.com

This Annual Report is dated May 7, 2026.

BUSINESS

Diant Pharma Inc. ("DIANT®" or the "Company") is a biopharma solutions company revolutionizing nanotherapy manufacturing by integrating multiple unit operations into a scalable, continuous, and automated process for the encapsulation of nucleic acids, enabling the safe and effective delivery of mRNA vaccines, cell and gene therapies, and other advanced treatments. By addressing inefficiencies in traditional batch manufacturing, DIANT® provides biopharma partners with solutions that improve precision, scalability, and speed—key to meeting the growing demand for advanced drug delivery systems.

DIANT®'s business model is centered around delivering innovative nanoparticle processing solutions through equipment and consumables sales, service agreements, and strategic partnerships / licensing.

Equipment Sales: DIANT® offers a portfolio of nanoparticle encapsulation systems designed for scalability and efficiency:

- LARU Discovery: Benchtop systems optimized for Discovery and early-stage R&D.

- LARU: Benchtop systems designed for early-stage R&D and Product Development.

- PILOT: cGMP-ready systems for clinical-scale production.

- LIFT: Large-scale cGMP systems for commercial manufacturing.

Recurring Revenue from Consumable Kits: DIANT® provides essential consumables required to operate its systems, generating consistent, recurring revenue as customers expand and scale their development and production operations.

Service Agreements:

● Process development and optimization services.

● Equipment customization tailored to specific processes.

● Maintenance and technical support contracts.

Licensing and Strategic Partnerships: DIANT® is actively exploring licensing opportunities and strategic partners to enable broader adoption of its proprietary technology and intellectual property across diverse industries.

Intellectual Property: The Company has entered into an IP licensing agreement with UConn involving an IP portfolio consisting of patents and patent applications that have payment obligations. This includes an up-front payment of $4,500 (previously paid) and an annual license fee of $1,500 until the first sale of the licensed product. Starting in the fourth year, the Company will pay an annual minimum royalty of $12,500, and will also pay a royalty of 3.85% on net sales in regions covered by patent rights, reduced to 2% in regions without coverage. Additionally, milestone payments, ranging from $5,000 to $200,000, will be made upon reaching specific sales targets or net sales thresholds. The Company agrees to reimburse UConn for forward-going costs, from the effective date of the agreement, for PCT applications and all US and non-US patent applications and patents' expenses. All payments are non-refundable and due within specified time frames.

Previous Offerings

Name: Series Seed Preferred Stock
Type of security sold: Equity
Final amount sold: $2,553,997.15
Number of Securities Sold: 1,658,332
Use of proceeds: Supported 1.5-year runway, Product Development and support to launch new products (currently offering four product lines), Company Infrastructure build-out, Headquarter renovation and equipment purchases (CAPEX), New Hires/Employee Expansion (Sales Engineer, Scientist LII, Marketing Manager, and CTO)
Date: March 27, 2023
Offering exemption relied upon: 506(b)

Name: Series Seed-1 Preferred Stock
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 200,871
Use of proceeds: Securities for this round included convertible notes. Shares were issued at a share price of $1.16. Use of proceeds supported those stated in the Series Seed Preferred Round.
Date: January 20, 2023
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to year ended December 31, 2024
Revenue

Revenue for fiscal year 2025 was $1,530,991 compared to $849,070 in fiscal year 2024.

We fostered stronger customer relationships and business growth, resulting in a year-over-year increase in both equipment and services.

Cost of Revenue
Cost of Revenue for fiscal year 2025 was $881,307 compared to $279,180 in fiscal year 2024.

Additional cost of goods due to the increased equipment services and consumables.

Gross Profit
Gross Profit for fiscal year 2025 was $649,683 compared to $569,890 in fiscal year 2024.

Increased Sales and Services revenue.
Expenses

Expenses for fiscal year 2025 were $1,187,850 compared to $983,941 in fiscal year 2024.

We added staff and operations and marketing to support the additional equipment and services for our customers

Historical results and cash flows:
The Company is currently in the growth and initial production phase and has begun generating revenue. However, we believe that historical cash flows are not reflective of the future revenue and cash flow potential due to our early stage of market adoption and penetration. To date, cash flows have been primarily derived from product sales, seed funding, revenues from equipment and services, and government grants. Moving forward, our focus is on expanding market share and driving adoption of our technology, which are expected to result in increased revenue from equipment sales, consumables, and services.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 29330.

Debt

Creditor: Liberty Bank
Outstanding balance: $122,752.43
Interest rate: 4%
Material terms: Mortgage for building/land (DIANT Headquarters) to be paid monthly with a minimum monthly payment of $828 .

Creditor: American Express Business Line of Credit
Outstanding balance: $26,500.00
Interest rate: 6%
Material terms: Amount Owed is $25,000 (Repayment Amount of $26,500.00). 12-Months Term, no early payment fees. COGS and general operating expenses.

Creditor: Employee Salaries
Outstanding balance: $384,066.00
Interest rate: 0%

Material terms: The Company and certain employees have agreed to defer compensation due to such employees, in the aggregate amount of $384,066 as of 11/24/2024, until the Company has sufficient funds to pay such deferred compensation.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Antonio Costa

Antonio Costa's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO, Founder, and Board Member
• Dates of Service: June 2019 — Present
• Responsibilities: Antonio Costa, Ph.D. is the chief executive officer of the Company. Dr. Costa brought the technology from concept to commercial product and has successfully completed a Seed Series financing round of over $2.5 million. Dr. Costa focuses on sales/marketing initiatives, product development and fundraising, along with ongoing service contracts. He is currently being paid CT Salary Exempt Employee Minimum of $58,656 with $141,344 currently being deferred for a total compensation of $200K budgeted for 2025.

Other business experience in the past three years:

• Employer: UConn School of Pharmacy
Title: Assistant Research Professor
Dates of Service: September 2017 — April 2024
Responsibilities: Designing a system for the continuous production of liposomal nanoparticles. The process system is fully controlled by custom software and incorporates process analytical technology, such as particle size analysis, combined with statistical models for predictive control of process parameters. • Using quality by design principles, i.e. risk analyses and design of experiment studies to optimize material attributes and process parameters. • Optimizing the active-loading of drug substances in liposomal nanoparticles by designing a continuous processing system.

Name: Bryan Kotlarz

Bryan Kotlarz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CFO
• Dates of Service: September 2022 — Present
• Responsibilities: Overall responsibility for the strategic planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting, risk and governance as well as negotiations. He is currently being paid CT Salary Exempt Employee Minimum of $58,656 with $41,344 being deferred for a total compensation of $100K.

Other business experience in the past three years:

• Employer: BK Capital LLC
Title: President and Chief Investment Officer
Dates of Service: July 2020 — Present
Responsibilities: Financial Advisor and overall responsibility for the strategic planning, implementation, managing and running of all the finance activities of a company, including business planning, budgeting, forecasting, risk and governance as well as negotiations.

Name: Abraham Maingi

Abraham Maingi's current primary role is with Inceptor Bio. Abraham Maingi currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: September 2022 — Present
• Responsibilities: Serve as a director for DIANT on behalf of Kineticos Life Sciences, an early investor into DIANT.

Other business experience in the past three years:

• Employer: Inceptor Bio
Title: Chief Business Officer
Dates of Service: July 2020 — Present
Responsibilities: Serves as CBO for biotechnology company focused on reprogramming T cells to cure solid tumors.
• Employer: Kineticos Ventures

Title: Operating Partner
Dates of Service: January 2022 — Present
Responsibilities: Operating Partner at Kineticos Ventures

Name: Diane Burgess

 Diane Burgess's current primary role is with University of Connecticut. Diane Burgess currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member
• Dates of Service: June 2019 — Present
• Responsibilities: Board member and co-founder of DIANT Pharma Inc.

Other business experience in the past three years:

• Employer: University of Connecticut
Title: Distinguished Professor
Dates of Service: December 1992 — Present
Responsibilities: Dr. Burgess received her B.Sc. degree in Pharmacy from the University of Strathclyde, U.K.(1979) and her Ph.D. in Pharmaceutics from the University of London, U.K. (1984). She was a postdoctoral fellow at the Universities of Nottingham, U.K. (1984-1985) and North Carolina (1985). Dr. Burgess joined the faculty at the University of Illinois at Chicago in 1986 as Assistant and then Associate Professor and moved to the University of Connecticut in 1993. She was promoted to Professor in 1999, appointed Board of Trustees Distinguished Professor of Pharmaceutics in 2009, before becoming the Pfizer Distinguished Chair in Pharmaceutical Technology in 2018.

Name: Frank Lis

 Frank Lis's current primary role is with Kineticos. Frank Lis currently services approximately 1 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Board Member

• Dates of Service: February 2022 — Present
• Responsibilities: Board Member with Diant Pharma

Other business experience in the past three years:

• Employer: Kineticos
Title: General Partner
Dates of Service: March 2022 — Present
Responsibilities: General Partner with Kineticos

Name: Maik Jornitz

 Maik Jornitz's current primary role is with BioProcess Resources LLC. Maik Jornitz currently services approximately 10 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: COO, Board Member, Senior Business Advisor
• Dates of Service: March 2024 — Present
• Responsibilities: Supports the marketing and sales strategies of DIANT to elevate the visibility in the market and gain a larger distribution globally. Creates marketing, competitive analysis and investor relation materials. He is currently being paid an hourly rate of $125 cash and $125 equity at 25 hours a week for a total compensation of $325,000.

Other business experience in the past three years:

• Employer: BioProcess Resources LLC
Title: Principal Consultant & Founder
Dates of Service: May 2007 — Present
Responsibilities: I am the principal consultant and founder of the organization
• Employer: G-CON Manufacturing Inc.
Title: CEO & President
Dates of Service: August 2012 — March 2023
Responsibilities: I reported to the board of directors (private equity firm) and full P&L responsibility. Managed a team of 300 team members.
• Employer: Bondwell
Title: Technical Advisory Board Member
Dates of Service: October 2017 — Present

Responsibilities: Support the technical strategies and product developments
• Employer: Sunflower Therapeutics
Title: Board Member
Dates of Service: August 2022 — Present
Responsibilities: Attend four board meetings a year and support the sales and marketing efforts when needed.
• Employer: Ori Biotech
Title: Strategic Advisory Board Member
Dates of Service: October 2023 — Present
Responsibilities: Support the technical and marketing strategies
• Employer: CleanSpace
Title: Advisory Board Member
Dates of Service: July 2024 — Present
Responsibilities: Support the technical, marketing, sales and collaboration strategies

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Antonio Costa
Amount and nature of Beneficial ownership: 2,600,000
Percent of class: 31.52%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Common Stock, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock.

Common Stock
• Authorized: 10,816,000

• Outstanding: 6,630,082
• Voting Rights: One vote per share.
• Material Rights: The total amount outstanding includes 628,065 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 1,315,600 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 240,704 shares to be issued pursuant to outstanding warrants.
Series Seed Preferred Stock
• Authorized: 2,921,887
• Outstanding: 1,658,332
• Voting Rights: One vote per share.
• Material Rights: Dividends. The corporation cannot declare or set aside dividends on any capital stock class other than Common Stock unless Preferred Stockholders receive a dividend equal to the dividend amount distributed on Common Stock. For dividends on Common Stock, the Preferred Stock dividend should match what would be payable if all shares were converted into Common Stock. This ensures that Preferred Stockholders receive an equivalent benefit based on their holdings.

Liquidation. In the event of liquidation or dissolution, Preferred Stockholders are entitled to receive payment from the corporation's assets before Common Stockholders. This payment will be the greater of the original issue price plus unpaid dividends or the equivalent value if the Preferred Stock were converted to Common Stock. If the corporation's assets are insufficient to pay the full entitlement, Preferred Stockholders will share proportionately based on their holdings.
Series Seed-1 Preferred Stock
• Authorized: 218,355
• Outstanding: 200,871
• Voting Rights: One vote per share.
• Material Rights: Dividends. The corporation cannot declare or set aside dividends on any capital stock class other than Common Stock unless Preferred Stockholders receive a dividend equal to the dividend amount distributed on Common Stock. For dividends on Common Stock, the Preferred Stock dividend should match what would be payable if all shares were converted into Common Stock. This ensures that Preferred Stockholders receive an equivalent benefit based on their holdings.

Liquidation. In the event of liquidation or dissolution, Preferred Stockholders are entitled to receive payment from the corporation's assets before Common Stockholders. This payment will be the greater of the original issue price plus unpaid dividends or the equivalent value if the Preferred Stock were converted to Common Stock. If the corporation's assets are insufficient to pay the full entitlement, Preferred Stockholders will share proportionately based on their holdings.
Series Seed-2 Preferred Stock

• Authorized: 1,000,000
• Outstanding: 0
• Material Rights: Dividends. The corporation cannot declare or set aside dividends on any capital stock class other than Common Stock unless Preferred Stockholders receive a dividend equal to the dividend amount distributed on Common Stock. For dividends on Common Stock, the Preferred Stock dividend should match what would be payable if all shares were converted into Common Stock. This ensures that Preferred Stockholders receive an equivalent benefit based on their holdings.

Liquidation. In the event of liquidation or dissolution, Preferred Stockholders are entitled to receive payment from the corporation's assets before Common Stockholders. This payment will be the greater of the original issue price plus unpaid dividends or the equivalent value if the Preferred Stock were converted to Common Stock. If the corporation's assets are insufficient to pay the full entitlement, Preferred Stockholders will share proportionately based on their holdings.

What it means to be a minority holder

As a minority holder of Series Seed-2 Preferred Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
  If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Series Seed Preferred Stock in the amount of up to $1,234,998.18 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with

the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer

preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service

It is possible that there may never be an operational service or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products

Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Series Seed-2 Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Series Seed Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the

burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history and limited market penetration. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, there is no assurance that we will ever become profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. If other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render our patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies.
Moreover, disruptions in the services of our technology providers or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including without limitation changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

We are an early-stage company and have not generated year-to-year profits.

DIANT Pharma Inc. was formed on July 02, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Diant Pharma Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Diant Pharma Inc.

By /s/ *Antonio Costa*

Title: CEO

By /s/ *Antonio Costa*

Name: <u>Antonio Costa</u>

Title: CEO

By /s/ *Bryan J. Kotlarz*

Name: <u>Bryan J. Kotlarz</u>

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

Profit and Loss

DIANT PHARMA INC

January-December, 2025

	Total
Income	
Consumables Revenue	291,954.95
Equipment Revenue	622,628.89
Services Revenue	$675,006.32
Unapplied Cash Payment Income	0.00
Total for Income	**$1,589,590.16**
Cost of Goods Sold	
Cost of Goods Sold	$894,066.30
Total for Cost of Goods Sold	**$894,066.30**
Gross Profit	**$695,523.86**
Expenses	
Company Insurance Expense	$16,989.15
Employee Costs	$123,367.34
Employee Salaries and Wages	$564,696.07
Interest Expense	$10,714.63
Operating Expenses	$43,689.68
Patent Fees and Maintenance	8,467.35
Professional Fees	$281,673.70
R&D Expense	$12,120.58
Repairs and Maintenance	$4,044.64
Sales and Marketing	$85,776.08
Taxes (Company)	$15,937.19
Travel Expense	$24,577.54
Unapplied Cash Bill Payment Expense	0.00
Utilities	$19,468.55
Total for Expenses	**$1,211,522.50**
Net Operating Income	**-$515,998.64**
Other Income	**$398.15**
Net Other Income	**$398.15**
Net Income	**-$515,600.49**

Cash Basis Tuesday, April 28, 2026 08:57 AM GMT-04:00

Balance Sheet

DIANT PHARMA INC

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	$29,330.19
Accounts Receivable	$103,276.19
Other Current Assets	$383,477.67
Total for Current Assets	$516,084.05
Fixed Assets	$1,173,947.49
Total for Assets	$1,690,031.54
Liabilities and Equity	
Liabilities	
Current Liabilities	$265,049.44
Long-term Liabilities	$190,405.51
Total for Liabilities	$455,454.95
Equity	$1,234,576.59
Total for Liabilities and Equity	$1,690,031.54

Accrual Basis Tuesday, April 28, 2026 08:52 AM GMT-04:00

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue

Revenue for fiscal year 2025 was $1,530,991 compared to $849,070 in fiscal year 2024.

We fostered stronger customer relationships and business growth, resulting in a year-over-year increase in both equipment and services.

Cost of Revenue

Cost of Revenue for fiscal year 2025 was $881,307 compared to $279,180 in fiscal year 2024.

Additional cost of goods due to the increased equipment services and consumables.

Gross Profit

Gross Profit for fiscal year 2025 was $649,683 compared to $569,890 in fiscal year 2024.

Increased Sales and Services revenue.

Expenses

Expenses for fiscal year 2025 were $1,187,850 compared to $983,941 in fiscal year 2024.

We added staff and operations and marketing to support the additional equipment and services for our customers

Historical results and cash flows:

The Company is currently in the growth and initial production phase and has begun generating revenue. However, we believe that historical cash flows are not reflective of the future revenue and cash flow potential due to our early stage of market adoption and penetration. To date, cash flows have been primarily derived from product sales, seed funding, revenues from equipment and services, and government grants. Moving forward, our focus is on expanding market share and driving adoption of our technology, which are expected to result in increased revenue from equipment sales, consumables, and services.

NOTE 1 – NATURE OF OPERATIONS

DIANT Pharma Inc. was formed on July 02, 2019 ("Inception") in the State of DE. The financial statements of DIANT Pharma Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Manchester, Connecticut.

DIANT® Pharma, Inc., established in 2019, has introduced cutting-edge, end-to-end manufacturing platforms distinguished by its adaptability and seamlessly integrating nanoparticle generation with all downstream operations as a closed system. This innovative framework delivers a multitude of advantages, including a more compact production footprint, decreased facility requirements, heightened scalability, reduced human intervention, elimination of holding intervals, and precise regulation over particle size distribution. DIANT's innovative blueprint for continuous nanoparticle production is predicated on an end-to-end manufacturing platform tailored for nucleic acid–LNPs, placing an emphasis on a closed-loop system design and exhaustive process monitoring protocols. The proprietary DIANT® Jet technology serves as the linchpin for efficient LNP generation through controlled mixing methodologies, ensuring the production of LNPs featuring unwavering uniformity, scalability across diverse applications, and exceptional particle characteristics.

Our mission is to transform the use of nanoparticles and LNPs in biopharmaceutical therapies by pioneering continuous and process-controlled manufacturing systems. We strive to enhance the speed, efficiency, and quality of nanoparticle processing, ultimately accelerating the time to market and supporting the industries for the better.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2025 and 2024. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Connecticut state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation

up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Creditor: Liberty Bank
Outstanding balance: $116,838
Interest rate: 4%
Material terms: Mortgage for building/land (DIANT Headquarters) to be paid monthly with a minimum monthly payment of $828 .

Creditor: American Express Business Line of Credit
Outstanding balance: $73,637.42
Interest rate: 6%
Material terms: 24-Months Term, no early payment fees. COGS and general operating expenses.

Creditor: Liberty Bank SBA Line of Credit
Outstanding balance: $221,638.48
Current Variable Interest rate: 8.75%
Material Terms: Line of Credit for COGS and general operating expenses.

Creditor: Employee Salaries
Outstanding balance: $352,419
Interest rate: 0%
Material terms: The Company and certain employees have agreed to defer compensation due to such employees, in the aggregate amount of $352,419 as of 12/31/2025, until the Company has sufficient funds to pay such deferred compensation.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Preferred Shares
We have authorized the issuance of 173,189 shares of our Series Seed-2 Preferred Shares with par value of $ $1.6871. As of May 1st, 2025 the company has currently issued 173,189 shares of our Series Seed-2 Preferred Shares.

NOTE 6 – RELATED PARTY TRANSACTIONS
 N/A

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023 through December 31st, 2025, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Antonio Costa, the Chief Executive Officer of DIANT Pharma Inc., hereby certify that the financial statements of DIANT Pharma and notes thereto for the periods ending 2024 and 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $708,681; taxable income of $(636,984) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of April 29th, 2026.

_____ (Signature)

Chief Executive Officer_____ (Title)

April 29th, 2026_____ (Date)